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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           FINLAY ENTERPRISES, INC.
                           ------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                         ----------------------------
                        (Title of Class of Securities)

                                  317884 20 3
                                  -----------
                                (CUSIP Number)

                           James Martin Kaplan, Esq.
                             Tenzer Greenblatt LLP
                             405 Lexington Avenue
                           New York, New York 10174
                                (212) 885-5000
                                --------------

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                              September 11, 1998
                              ------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

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                                        |   |
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Page 1 of 13 Pages.

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               CUSIP NO. 317884 20 3
               ---------------------

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               David B. Cornstein

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (See Instructions)

                                            -----
                                        (a) |   |
                                            -----

                                            -----
                                        (b) | X |
                                            -----

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                                     PF

        5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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                                            |   |
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        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States of America

         Number of Shares                   7.        SOLE VOTING POWER
         Beneficially Owned                               646,595
         by Each Reporting
         Person With
                                            8.        SHARED VOTING POWER
                                                             0

                                            9.        SOLE DISPOSITIVE POWER
                                                          646,595

                                           10.        SHARED DISPOSITIVE POWER
                                                             0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                  646,595

       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                            -----
                                            | X |
                                            -----

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 6.18%

       14.     TYPE OF REPORTING PERSON
                                      IN

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                                 SCHEDULE 13D

Item 1  - Security and Issuer.
------------------------------

         This Amendment No. 1 to Schedule 13D, dated April 6, 1995, relates to the Common Stock, par value $.01 per share ("Common Stock"), of Finlay Enterprises, Inc., a Delaware corporation (the "Company").

         The address of the Company's principal executive office is 529 Fifth Avenue, New York, New York 10017.

Item 2 - Identity and Background.
---------------------------------

         This Schedule 13D is being filed by David B. Cornstein, the Chairman and a Director of the Company. The business address of Mr. Cornstein is c/o Finlay Enterprises, Inc., 529 Fifth Avenue, New York, New York 10017.

         Mr. Cornstein's principal occupation is Chairman and a Director of the Company. The Company is located at 529 Fifth Avenue, New York, New York 10017.

         During the last five years, Mr. Cornstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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         During the last five years, Mr. Cornstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         On April 6, 1995, Mr. Cornstein purchased 24,490 shares of
Common Stock at a price of $14.00 per share in the Company's initial public offering of Common Stock (the "1995 Offering"), as a result of which Mr. Cornstein then held 475,862 shares of Common Stock. The balance of the shares of Common Stock held by Mr. Cornstein at the time of the 1995 Offering had been acquired in 1985 or as part of subsequent recapitalization transactions which occurred prior to the 1995 Offering. All of Mr. Cornstein's purchases of Common Stock were from Mr. Cornstein's personal funds.

         Effective as of March 24, 1995 and pursuant to the Company's Long Term Incentive Plan, as amended, Mr. Cornstein was granted options to purchase 66,667 shares of Common Stock at a price of $14.00 per share. Twenty percent of such options vested on each of March 30, 1995, 1996, 1997 and 1998, and the remaining 20% will vest on March 30, 1999. The options are subject to early

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termination under certain circumstances and are subject to various conditions.

         From August 31, 1998 through September 11, 1998, Mr. Cornstein consummated the following open market purchases of shares of Common Stock: (i) on August 31, 1998, Mr. Cornstein purchased 6,000 shares at a price of $9.71875 per share, (ii) on September 1, 1998, Mr. Cornstein purchased 7,500 shares at a price of $10.1666 per share, (iii) on September 2, 1998, Mr. Cornstein purchased 10,000 shares at a price of $10.50 per share, (iv) on September 4, 1998, Mr. Cornstein purchased 2,500 shares at a price of $10.8125 per share and 36,000 shares at a price of $10.82986 per share, (v) on September 8, 1998, Mr. Cornstein purchased 2,200 shares at a price of $10.625 per share, 2,800 shares at a price of $10.75 per share and 25,000 shares at a price of $10.80 per share,
(vi) on September 9, 1998, Mr. Cornstein purchased 20,400 shares at a price of $10.875 per share and (vii) on September 11, 1998, Mr. Cornstein purchased 5,000 shares at a price of $10.00 per share. All of such purchases of Common Stock were from Mr. Cornstein's personal funds.

Item 4.  Purpose of Transaction.
--------------------------------

         Mr. Cornstein has acquired the Common Stock for investment purposes. Depending upon various factors, including, but not

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limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Mr. Cornstein to acquire or dispose of Common Stock, and other business opportunities available to Mr. Cornstein, and other relevant factors, Mr. Cornstein may in the future take such actions with respect to such holdings in the Company's Common Stock as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired by Mr. Cornstein, either in a sale of Common Stock in the open market or the sale of Common Stock in privately negotiated transactions to one or more purchasers.

         Except as described above, Mr. Cornstein has not formulated any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger,

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reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, except for the possible addition by the Company of one or more independent directors to its Board of Directors;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

         (a) and (b) Mr. Cornstein beneficially owns directly 646,595 shares of Common Stock, including (i) 593,262 shares of Common Stock and (ii) options to purchase 53,333 shares of Common Stock, constituting, in the aggregate, approximately 6.18% of the issued and outstanding shares of such stock as of September 11, 1998.

         Except as described below, Mr. Cornstein has sole power to vote or direct the vote of 646,595 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or to direct the disposition of 646,595 shares of Common Stock and shared power to dispose or to direct the disposition of no shares of Common Stock.

         Mr. Cornstein is a party to the Amended and Restated Stockholders' Agreement dated as of March 6, 1995 (as amended, the "Amended and Restated Stockholders' Agreement"), by and among the Company, Mr. Cornstein and certain other stockholders of the Company (the "Other Stockholders"), which sets forth certain rights and obligations of the parties with respect to the Common Stock and corporate governance of the Company. The Amended and Restated Stockholders' Agreement provides that the parties thereto must vote their shares to fix the number of members of the Board of Directors of the Company at eight and to vote in favor of six directors who

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will be nominated as follows: two will be nominated by the Thomas H. Lee
Company and certain of its officers, employees, consultants and affiliates (the "Lee Investors"), one will be nominated by Equity-Linked Investors, L.P. and Equity-Linked Investors-II (the "Desai Investors"), two will be nominated by Mr. Cornstein and one will be nominated by Arthur E. Reiner, President, Chief Executive Officer and Vice Chairman of the Company and Chairman and Chief Executive Officer of Finlay Fine Jewelry Corporation, a wholly-owned subsidiary of the Company. Notwithstanding the foregoing, the rights of various persons to designate directors will be reduced or eliminated at such time as such person owns less than certain specified percentages of the shares of Common Stock then outstanding or in certain cases are no longer an employee of the Company. The Amended and Restated Stockholders' Agreement also provides that the executive committee will consist of five directors, including one independent director selected by the Board of Directors, one member designated by Thomas H. Lee (so long as the Lee Investors have the right to designate a nominee for director), one member designated by the Desai Investors (so long as the Desai Investors have the right to designate a nominee for director) and two members designated by Mr. Cornstein (which number will be reduced to one if Mr. Cornstein is only entitled to designate one nominee for director and none if Mr. Cornstein ceases to have the right to designate a nominee for director). When a stockholder or group of stockholders loses the right to designate

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a director, such director is to be designated instead by a majority of the directors of the Company.

         In addition, the Amended and Restated Stockholders' Agreement provides that the parties thereto have (i) certain "come along" rights allowing them to participate in private sales of Common Stock by parties selling at least a majority of the outstanding shares of Common Stock and (ii) certain "take along" rights allowing parties who are selling at least a majority of the outstanding shares of Common Stock to require the other parties to sell all or a portion of their shares of Common Stock to the same purchaser in the same transaction on the same terms.

         Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Cornstein declares that the filing of this Statement shall not be construed as an admission that any person other than Mr. Cornstein is the beneficial owner of any securities covered by this Statement or that Mr. Cornstein is the beneficial owner of any securities held by any other persons (including, but not limited to, the Other Stockholders).

         (c) Except for the open market purchases effected by Mr. Cornstein during the period from August 31, 1998 to September 11, 1998 of an aggregate of 117,400 shares of Common Stock, as described elsewhere herein, no transactions in Common Stock were

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effected by the person named in response to Paragraphs (a) and (b) of this
Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

         (d) No person other than Mr. Cornstein has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Cornstein or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e)  Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  ------------------------------------------
                  Relationships With Respect to Securities of
                  -------------------------------------------
                  the Issuer.
                  -----------

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cornstein and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except:

                  (i) The Amended and Restated Stockholders' Agreement, as described in Item 5 above.

                  (ii)     Mr. Cornstein has certain registration rights

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pursuant to a Registration Rights Agreement, dated as of May 26, 1993, as amended, by and among the Company, Mr. Cornstein and certain other stockholders of the Company.

                  (iii) In connection with the April 1998 offering by the Company and certain selling stockholders of an aggregate of 1,800,000 shares of Common Stock (the "1998 Equity Offering"), Mr. Cornstein agreed with the underwriters for the 1998 Equity Offering (the "Underwriters") not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of the prospectus relating to the 1998 Equity Offering without the prior written consent of the representative of the Underwriters. These restrictions expire October 17, 1998.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------
          None.

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                  After reasonable inquiry and to the best knowledge and
belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1998
                                       By  /s/ David B. Cornstein
                                           ------------------------------------
                                           David B. Cornstein

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